April 5, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20549

Attention:	Jeffrey P. Riedler
Assistant Director

Re:	ING U.S., Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 19, 2013
File No. 333-184847

Dear Mr. Riedler:

This letter responds to the comments set forth in the letter, dated March 27, 2013, to Bridget M. Healy, Executive Vice President and Chief Legal Officer of ING U.S., Inc. (the “Company” or “we”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced amendment to the registration statement (“Amendment No. 2”) on Form S-1 filed with the Commission on March 19, 2013.

We have addressed the comments in the Staff’s March 27, 2013 letter by reproducing each comment below in bold text and providing the Company’s response immediately following.

We are delivering with this letter a copy of Amendment No. 3 to the registration statement, filed on the date hereof (“Amendment No. 3”), which shows the changes we have made in response to the Staff’s comments as well as other revisions. As a result of the revisions to Amendment No. 3, some page references have changed. The page references in the comments refer to page numbers of Amendment No. 2 and the page references in the responses refer to page numbers in Amendment No. 3 unless indicated otherwise. Capitalized terms used herein but not otherwise defined have the meanings assigned to them in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-1

The Offering, page 13

1.	Comment: Please revise your prospectus summary to highlight the basis for the conflict of interest you are deemed to have under Rule 5121 of the Conduct Rules of FINRA. Please also include this information in “Underwriting—Conflicts of Interest.”

Response: We have revised the disclosure in Amendment No. 3. Please see pages 9 and 336.

Selected Consolidated Financial Data, page 69

2.	Comment: Please revise your disclosure to reflect the consolidated financial position data as of December 31, 2009 as being audited. Otherwise, explain to us how your consolidated operating results for the year ended December 31, 2009 can be derived from audited financial statements without the year-end balance sheet being audited.

Response: We have included in Amendment No. 2 and Amendment No. 3 audited balance sheets for the Company’s two most recent fiscal years, as required by Rule 3-01 of Regulation S-X, and audited statements of income and cash flows for each of the three fiscal years preceding the date of the most recent balance sheet being filed, as required by Rule 3-02 of Regulation S-X. Accordingly, we indicated on page 69 of Amendment No. 2 (and page 70 of Amendment No. 3) that balance sheet data as of December 31, 2011 and 2012 (the Company’s two most recent fiscal years) and statement of income data for each of the three years ended December 31, 2012 are based on our audited financial statements, which have been included in Amendment No. 2 and Amendment No. 3.

In addition, because earlier versions of the registration statement contained an audited balance sheet as of December 31, 2010 and the audited statement of income for the year ended December 31, 2009, we indicated on page 69 of Amendment No. 2 (and page 70 of Amendment No. 3) that the selected financial data relating to such date and such period were also derived from our audited financial statements, but that such financial statements were not included in Amendment No. 2 or Amendment No. 3 (as permitted by Rules 3-01 and 3-02 of Regulation S-X).

The Company’s balance sheet as of December 31, 2009, however, has never been included in the audited financial statements filed with the registration statement, either in the original filing or any subsequent amendment. Neither has the inclusion of such balance sheet ever been required by Rule 3-01 of Regulation S-X, and, consequently, the Company has not obtained an audit of its balance sheet as of December 31, 2009.

Although the Company’s year-end balance sheet as of December 31, 2009 would have been subject to certain audit procedures in connection with the audit of the Company’s income statement for the year ended December 31, 2009, this balance sheet is not the subject of an audit opinion issued by the Company’s independent registered public accounting firm. As a result, we referred in Amendment No. 2 and Amendment No. 3 to the Company’s balance sheet data as of December 31, 2009 as being “unaudited”.

Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 71

Trends and Uncertainties, page 72

Market Conditions, page 72

3.	Comment: You discuss the impact of market volatility and prevailing low interest rates. Please revise your disclosure here or elsewhere in MD&A to expand on the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows consistent with your disclosure in a risk factor on pages 20 and 21. To the extent that information about cash flows you expect to have to reinvest at lower rates due to potential maturities or calls of your investments, or cash flows that you are committed to pay due to products with guaranteed features is necessary to understand these effects, please include information such as the amount of maturing or callable investments and their weighted average yields and the amount of products with guaranteed features and their rates in your disclosure.

Response: We have revised the disclosure in Amendment No. 3. Please see pages 73 to 75.

Results of Operations—Ongoing Business, page 87

4.

Comment: Refer to your response to comment 15 dated January 23, 2013. We acknowledge your representation that the presentation of sources of operating income (loss) before income taxes provides a supplemental analysis that reflects the manner in which you analyze financial results for internal purposes. However, we remain skeptical that the components of this presentation are not non-GAAP measures. As a result, please revise your disclosure to provide the following information or remove your presentation of the sources of operating income disclosure:

•	A discussion of the variation in each source of operating income (loss) before income taxes from period to period at both the consolidated level and the segment level.

•	Supporting computations for each income source that summarizes the revenues and expenses netting to the amounts presented in your tables.

•	Supporting computations for each expense source of operating income and reconciliation to consolidated expenses.

Response: We have revised the disclosure in Amendment No. 3 to remove our presentation of the sources of operating income.

5.	Comment: Although you identify operating income (loss) before income taxes as a non-GAAP financial measure, its title is confusing similar to titles commonly used for GAAP measures. Please revise the title of this measure to clearly differentiate it from a GAAP measure. Please see Item 10(e)(1)(ii)(E) of Regulation S-K.

Response: We have revised the title of the measure to “operating earnings before income taxes” and made appropriate changes throughout Amendment No. 3.

Qualitative and Quantitative Disclosure About Market Risk, page 146

Market Risk Related to Credit, page 153

6.	Comment: Regarding your counterparty credit risk related to reinsurance recoverable, please revise your filing to disclose the recoverable balances from your 10 largest reinsurers. For these reinsurers, disclose their current credit and claims payment ratings as well as the nature and amounts or any disputes and corresponding allowance for doubtful accounts.

Response: We have revised the disclosure in Amendment No. 3 to include the requested disclosure. Please see pages 157 to 158.

7.	Comment: Regarding your counterparty credit risk associated with your derivative assets, including your instruments used to economically hedge your annuities and guarantee products, here and/or in the financial statement footnotes, to address the following items or tell us why such disclosure is not warranted:

•	Clarify whether your derivative instruments or any class of derivatives have any concentration of over-the-counter instruments;

•	The names of the significant counterparties;

•	The notional amounts and amounts due from each of these counterparties;

•	The duration of these derivatives and the amount physically settled in each fiscal year presented to provide additional information regarding the volume of activity as required by ASC 815-10-50-1Ad;

•	The credit support agreements in place with each of your counterparties for option holdings in excess of specific limits, if any; and

•	The maximum amount of loss due to credit risk if the counterparties fail to perform on their obligations in accordance with ASC 825-10-50-21(b).

Response: We have updated our disclosure to include the requested information. Please see pages 158 to 160. In addition to the information regarding derivatives presented in the Consolidated Financial Statements of Cash Flows; Note 3, Derivative Financial Instruments; and Note 16, Commitments and Contingencies – Collateral and Restricted Assets contained in the Consolidated Financial Statements in Amendment No. 2, we are including the requested information related to counterparty exposure and duration in the credit risk discussion to facilitate a comprehensive assessment of derivatives counterparty credit risk, demonstrating that we do not have a concentration of credit risk as it relates to derivative counterparties.

Compensation of Executive Officers and Directors, page 256

Post-Offering Equity Compensation, page 267

8.	Comment: To the extent you intend to adopt the plan prior to the offering, please file the 2013 Omnibus Non-Employee Director Incentive Plan as an exhibit to your registration statement pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response: The 2013 Omnibus Non-Employee Director Incentive Plan and the 2013 Omnibus Employee Incentive Plan (exhibits 10.79 and 10.80 to the registration statement) remain subject to final internal approvals, and therefore will be filed with our next amendment to the registration statement.

9.	Comment: Please file the Equity Administration Agreement described on page 293 as an exhibit to your registration statement, or provide us with a legal analysis as to why you are not required to file this agreement pursuant to Item 601(b)(10) of Regulation S-K.

Response: The identified agreement has been filed as an exhibit to Amendment No. 3.

Underwriting, page 317

10.	Comment: Please refer to your response to Comment 6. We do not find persuasive your argument that ING Group and ING Insurance International BV should not be identified as underwriters because these parties acquired their interest in ING US with investment intent and not with a view to the distribution of any security. Parents of an issuer have enough of an identity of interest with the issuer so as not to be able to make “secondary” offerings of the issuer’s securities. Accordingly, we continue to believe that ING Group and ING Insurance International BV should be identified as underwriters in this offering. Please revise this section of your registration statement to so identify these parties.

Response: We have revised the disclosure in Amendment No. 3 to include the requested disclosure. Please see page 329.

Conflicts of Interest, page 324

11.	Comment: We note your statement regarding the existence of a conflict of interest under Rule 5121 of the FINRA Conduct Rules. As such, it appears that you are subject to FINRA rules requiring the participation of a Qualified Independent Underwriter who would be involved in the underwriters’ due diligence process. Please disclose, if applicable, that FINRA rules will require the participation of such person, the reasons therefore, who has been designated as such and what their role is in the offering.

Response: We note that while a conflict of interest exists in this offering as defined under Rule 5121 of the FINRA Conduct Rules, the participation of a qualified independent underwriter is not required if the requirements of Rule 5121(a)(1) are satisfied. Rule 5121(a)(1) requires prominent disclosure of the nature of the conflict of interest in the prospectus and that the member(s) primarily responsible for managing the public offering does not have a conflict of interest, is not an affiliate of any member that does have a conflict of interest, and meets the requirement of Rule 5121(f)(12)(E).

We have included in the table of contents of Amendment No. 3 a section entitled “Conflicts of Interest” following the Underwriting section, as well as disclosure relating to the nature of the conflict of interest in both the Underwriting section (please see page 336) as well as the Summary section (please see page 9), in compliance with the requirements of prominent disclosure as set forth in Rule 5121(f)(10).

In addition, as disclosed on pages 9, 14 and 336 of Amendment No. 3, Morgan Stanley & Co. LLC, Goldman, Sachs & Co. and Citigroup Global Markets Inc., the underwriters primarily responsible for managing the offering, satisfy the criteria required by Rule 5121(f)(12)(E) and none of Morgan Stanley & Co. LLC, Goldman, Sachs & Co., Citigroup Global Markets Inc., nor their respective affiliates have a conflict of interest with ING U.S., Inc. as such term is defined under Rule 5121(f)(5).

In light of the foregoing, we respectfully submit that a qualified independent underwriter is not required to participate in the offering.

Please contact me at 212-309-8200 if you wish to discuss our responses to the comment letter.

Sincerely,

/s/ BRIDGET M. HEALY
Bridget M. Healy
Executive Vice President and Chief Legal Officer